Petros Pharmaceuticals, Inc.

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

February 14, 2025

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Daniel Crawford

Re:	Petros Pharmaceuticals, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed on February 14, 2025 File No. 333-284495 (as amended, the “Registration Statement”) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Petros Pharmaceuticals, Inc. (the “Company”), hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:00 p.m., Eastern Time, on February 14, 2025, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Alla Digilova, Esq. at (212) 659-4993.

Very truly yours,

PEtros Pharmaceuticals, Inc.

By:	/s/ Fady Boctor
Fady Boctor
President and Chief Commercial Officer

cc:	Alla Digilova, Esq., Haynes and Boone, LLP